SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 000-21742

Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road London, W6 7DL England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Attached herewith as Exhibit 99.1 is a press release, dated February 3, 2012, whereby Subsea 7 S.A. (the “Company”) announced that the Boards of NKT Holding A/S and the Company have completed their review of strategic alternatives for the future development of NKT Flexibles which has been operated as a joint venture between NKT Holding A/S (51%) and the Company (49%) since 1999.

Since the announcement of the strategic review in September 2011 (attached hereto as Exhibit 99.2), NKT Holding A/S and the Company have conducted a competitive process which has involved both strategic and financial buyers. On the basis of this competitive process NKT Holding A/S and the Company have today entered into an agreement to sell NKT Flexibles to National Oilwell Varco (NOV) for a total consideration of DKK 3.8 billion. The transaction is subject to customary closing conditions, including approval from the relevant competition authorities, and is expected to close during the first half of 2012.

Revenue for NKT Flexibles in 2011 was DKK 1.5 billion.   As of December 31, 2011 the book value of equity in NKT Flexibles amounted to DKK 1.4 billion.

The Company expects its share of the contribution from NKT Flexibles for fiscal year 2011 to be approximately $29 million.

The transaction will lead to a gain on disposal which is expected to be recognized in fiscal year 2012.

The Board of Directors of NKT Holding A/S and the Company are of the opinion that the purchase price reflects NKT Flexibles’ strong strategic platform, attractive growth prospects as well as the investments required for NKT Flexibles’ ongoing establishment of production in Brazil.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press releases shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press releases furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These forward-looking statements include, but are not limited to, statements as to the expected closing date of the transaction, the Company’s expected contribution from NKT Flexibles for 2011, the period during which the Company expects to recognize a gain on disposal from the transaction, the strength of NKT Flexibles' strategic platform, the growth prospects of NKT Flexibles, including its expected position in the flexible pipes industry and the expected date of commencement of commercial operations with respect to the dedicated flexible pipe plant in Brazil.   The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: February 6, 2012	By:	/s/ Jean Cahuzac
Name: Jean Cahuzac
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated February 3, 2012, Announcing Completion of Review of Strategic Alternatives for the Future Development of NKT Flexibles.

99.2	Press Release, dated September 20, 2011, Announcing Review of Strategic Alternatives for the Future Development of NKT Flexibles.